UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

Commission File Number: 000-51606

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100191, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

This Form 6-K is being incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-166948), filed with the Securities and Exchange Commission on May 19, 2010.

VIMICRO INTERNATIONAL CORPORATION

Form 6-K

Page

Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

By:	/s/ John Zhonghan Deng
Name:	John Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: June 20, 2011

Exhibit 99.1

Company Contact:

Vimicro International Corporation

Mr. Anan Liu, Investor Relations Manager

Phone: +86 (10) 6894 8888 ext. 7453

E-mail: liuanan@vimicro.com

Ms. Sandy Song, IR Associate Manager

Phone: +86 (10) 6894 8888 ext. 7401

E-mail: songzheng@vimicro.com

www.vimicro.com

Investor Contact:

CCG Investor Relations

Mr. John Harmon, CFA, Sr. Account Manager

Phone: +86 (10) 6561-6886 ext. 807 (Beijing)

E-mail: john.harmon@ccgir.com

Mr. Roger Ellis, Senior Partner & SVP for M.I.

Phone: +1 (310) 954-1332 (Los Angeles)

E-mail: roger.ellis@ccgir.com

www.ccgir.com

Vimicro Announces Management Promotions

BEIJING, China – June 17, 2011 – Vimicro International Corporation (NASDAQ: VIMC) (“Vimicro” or the “Company”), a leading multimedia semiconductor and solution provider, today announced the promotions of Mr. Yundong (Raymond) Zhang to Chief Technology Officer (“CTO”), Mr. Jun Zhu to Senior Vice President, and Ms. Shuhua (Yvonne) Yang to Acting Chief Financial Officer (“Acting CFO”), effective June 15, 2011.

The Company is today announcing these appointments as part of its strategy to transform itself into a leading provider of surveillance system-level solutions and semiconductor products. In line with that strategy, Mr. Zhang, Senior Vice President of the Company, has been appointed as CTO and will be responsible for leading all research and development activities, as well as determining technology and product strategy for the security and surveillance business. Since joining the Company in 2001, he has demonstrated strong leadership in guiding the development of Vimicro’s multimedia-processor technology, the national SVAC standard, and most recently, the security and surveillance technology and business.

Mr. Jun Zhu, Vice President of Engineering, has been promoted to Senior Vice President, in recognition of the leading role he played in developing the PC-camera business. Since he joined the Company in 2000, he has served as engineering director, head of IC engineering, and Vice President of Engineering.

Ms. Yang, Financial Controller of the Company, has been promoted to Acting CFO due to her strong performance as Financial Controller since 2010. She replaces Jack Guo, who recently left the Company due to personal reasons.

Ms. Yang has over 15 years of accounting and financial management experience at U.S.-listed companies and international accounting firms, including NASDAQ-listed Aspen Technology Inc., NYSE-listed Harris Corporation, and Deloitte Touche Tohmatsu in China. She has been a member of the Association of Chartered Certified Accountants since 2001. She received an MBA degree from McMaster University in Canada and a bachelor’s degree in economics from Renmin University in China.

The Company is currently engaged in completing its annual report to be filed on Form 20-F and will file the report as soon as practicable.

“I am pleased to announce the promotions of Raymond, Jun, and Yvonne, who have demonstrated outstanding leadership, management ability, and passion for working at Vimicro,” commented Dr. John Deng, Vimicro’s Chairman and Chief Executive Officer. “I am confident in the ability of these three individuals to contribute in the further growth of our Company.”

About Vimicro International Corporation

Vimicro International Corporation is a leading multimedia semiconductor and solution provider that designs, develops and markets mixed-signal semiconductor products and system-level solutions that enable multimedia capabilities in a variety of products for the consumer electronics and communications markets. Vimicro is also expanding business into the surveillance market with system-level solutions and semiconductor products. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ Global Market under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the company’s ability to develop and sell new mobile multimedia products; the expected growth of the mobile multimedia market; the company’s ability to increase sales of notebook camera multimedia processors; the company’s ability to retain existing customers and acquire new customers and respond to competitive market conditions; the company’s ability to respond in a timely manner to the evolving multimedia market and changing consumer preferences and industry standards and to stay abreast of technological changes; the company’s ability to secure sufficient foundry capacity in a timely manner; the company’s ability to effectively protect its intellectual property and the risk that it may infringe on the intellectual property of others; and cyclicality of the semiconductor industry. Further information regarding these and other risks is included in Vimicro’s annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.

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